

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

<u>Via E-Mail</u>
Melanie J. Dressel
Chief Executive Officer
Columbia Banking System, Inc.
1301 A Street
Tacoma, WA 98402

      Re: Columbia Banking System, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 1, 2011
              File No. 000-20288

Dear Ms. Dressel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/ Kathryn McHale

                                      Kathryn McHale
                                      Senior Staff Attorney